EXHIBIT 3.2

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT OF

THE CERTIFICATE OF INCORPORATION

OF

LASER PHOTONICS CORPORATION

Laser Photonics Corporation (the “Corporation”), a Delaware corporation, does hereby certify that the following amendment to the Corporation’s Certificate of Incorporation to amend and restate Paragraph Fourth to provide for a reverse split of one share for each six of its issued and outstanding shares of common stock has been duly adopted in accordance with the provisions of Sections 228 and 242 of the Delaware General Corporation Law, as follows:

PARAGRAPH FOURTH

FOURTH: The aggregate number of shares which the Corporation shall have authority to issue is 110,000,000 shares of which 100,000,000 shall be Common Stock, $.01 par value per share, and 10,000,000 shall be “blank check” preferred stock, par value $.01 per share. The Board of Directors is hereby expressly authorized to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The aggregate number of shares which the Corporation shall have authority to issue is 100,000,000 shares of common stock, $.01 par value per share (“Common Stock”).

Reverse Stock Split. The effective date of this reverse stock split shall be upon the filing of this Certificate of Amendment of the Certificate of Incorporation of the Corporation with the Delaware Secretary of State (the “Effective Time”). At the Effective Time, each six (6) shares of Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time shall automatically be combined and converted, without any action on the part of the holder thereof, into one (1) share of fully paid and nonassessable Common Stock of the Corporation (the “Reverse Stock Split”). This Reverse Stock Split shall be effected on a certificate-by-certificate basis, and no fractional shares shall be issued as a result of this Reverse Stock Split. In lieu thereof, the Corporation shall round up in the event a stockholder would be entitled to receive less than one (1) share of Common Stock as a result of the Reverse Stock Split.

IN WITNESS WHEREOF, the Corporation has made the foregoing Amendment to the Certificate of Incorporation and the President has hereunto set his hand as of the 7th day of December, 2021.

/s/ Wayne Tupuola
Wayne Tupuola, President